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26 September 2024

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Polibeli Group Ltd (CIK No. 0002035697)

Confidential Submission of the Draft Registration Statement on Form F-4

Dear Sir/Madam,

On behalf of our client, Polibeli Group Ltd, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are hereby submitting a draft registration statement on Form F-4 (the “Draft Registration Statement”) relating to a proposed public offering in the United States of the Company’s Class A ordinary shares, par value US$0.00001 per share, in connection with the proposed business combination involving the Company and Chenghe Acquisition II Co. (“Chenghe”), a company organized under the laws of the Cayman Islands, via EDGAR to the Securities and Exchange Commission (the “Commission”) for confidential review pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”). The Company confirms that it is an “emerging growth company” as defined in the JOBS Act and its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended.

This Draft Registration Statement also constitutes a draft notice of meeting and a proxy statement under Section 14(a) of the Securities and Exchange Act of 1934, as amended, with respect to the extraordinary general meeting of the shareholders of Chenghe, at which the shareholders of Chenghe will be asked to consider and vote upon proposals to approve the proposed business combination and other related matters.

Financial Statements

In this submission, the Company has included (i) the audited consolidated financial statements of the Company as of and for the years ended December 31, 2022 and December 31, 2023, (ii) the audited financial statements of Chenghe as of March 4, 2024 and for the period from January 15, 2024 (inception) through March 4, 2024, (iii) the unaudited financial statements of Chenghe as of June 30, 2024 and for the period from January 15, 2024 (inception) through March 31, 2024, for the three months ended June 30, 2024 and for the period from January 15, 2024 (inception) through June 30, 2024, and (iv) the unaudited pro forma condensed combined financial information presenting the combination of the financial information of Chenghe and the Company.

The Company intends to include its unaudited condensed consolidated financial statements as of June 30, 2024 and for each of the six-month periods ended June 30, 2023 and 2024 in a subsequent filing with the Commission when they become available, in any case no later than the first public filing of registration statement on Form F-4.

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If you have any questions regarding the Draft Registration Statement, please contact the undersigned by phone at +852 2840 5026 or via email at stephanie.tang@hoganlovells.com.

Very truly yours,

/s/ Stephanie Tang
Stephanie Tang

Cc:	Fucheng Yan, Chairman, Polibeli Group Ltd

Hua Chen, Chief Executive Officer and Principal Financial Officer, Polibeli Group Ltd

Yixuan Yuan, Chief Executive Officer and Director, Chenghe Acquisition II Co.

William Burns, Partner, Paul Hastings LLP

Rong Liu, Senior Partner, Marcum Asia CPAs LLP

Jerome Ooi, Partner and Co-Founder, Enrome LLP